Exhibit 99.1

7 November 2017
Midatech Pharma PLC
(“Midatech”, “Company” or “Group”)

Issue of Equity for Midatech Pharma Share Incentive Plan

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and related therapeutic areas, today announces the issue and allotment of 50,000 new ordinary shares of 0.005 pence each in the Company ("Ordinary Shares"), which are to be purchased by the Midatech Pharma Share Incentive Plan, an employee share incentive trust.

Application has been made for the 50,000 new Ordinary Shares to be admitted to trading on AIM ("Admission") and it is expected that Admission will take place at 8.00 a.m. on 10 November 2017.  The new Ordinary Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 61,084,135 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

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For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Duncan Monteith
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Cameron Standage
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC

Midatech is an international specialty pharmaceutical company focused on oncology with a US commercial operation marketing four cancer care supportive products, and co-promoting two others. Midatech's strategy is to internally develop oncology products and collaborate with partners in other therapy areas, and to drive growth both organically and through strategic acquisitions. The Company's R&D activities are supported by two breakthrough drug delivery technologies: Q-Sphera for sustained release and its proprietary gold nanoparticles. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.110 staff in four countries. For further company information see: www.midatechpharma.com